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Exhibit 12.1

Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Fiscal Year Ended
	2017	2016	2015	2014	2013
Earnings(1)
Income (loss) before income taxes	$(116,818)	$(92,840)	$9,369	$(85,257)	$(61,942)
Fixed charges	13,493	12,222	11,910	11,443	12,953

	$(103,325)	$(80,618)	$21,279	$(73,814)	$(48,989)
Fixed Charges(2)
Interest portion of rental expense(3)	$1,160	$1,348	$1,663	$1,727	$1,695
Interest expense	12,333	10,874	10,247	9,716	11,258

	$13,493	$12,222	$11,910	$11,443	$12,953
Ratio
	(7.66)	(6.60)	1.79	(6.45)	(3.78)
	NM (4)	NM (4)		NM (4)	NM (4)

(1)    Earnings

Earnings are defined as pre-tax income (loss) plus fixed charges

(2)    Fixed Charges

Fixed charges only includes interest expense. There were no preferred stock dividends during any of the periods presented above, and therefore the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges presented above.

(3)    Computation of interest component of rent expense

	Fiscal Year Ended
	2017	2016	2015	2014	2013
Operating rental expense	$3,515	$4,085	$5,040	$5,233	$5,136
Interest factor*	33%	33%	33%	33%	33%

	$1,160	$1,348	$1,663	$1,727	$1,695

*
Calculated as 33% of rent expense, which management believes is a reasonable approximation of the interest factor.

(4)    Not Meaningful

The ratio of earning to fixed charges was negative for the period.

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  Exhibit 12.1